UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                            Sequential
    Exhibit                   Description                   Page Number
    -------                   -----------                   -----------

       1.         Press release on StoneBridge, dated
                  May 31, 2005                                   4

       2.         Press release on Coming to USA, dated
                  June 9, 2005                                   6

       3.         Press release on Arobase, dated June
                  15, 2005                                       8

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.


Date: June 16, 2005                 By: /s/ Dafna Gruber
                                       ------------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer

                                                                       EXHIBIT 1

Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com        carmen.deville@alvarion.com
-------------------------        ---------------------------


                                                           FOR IMMEDIATE RELEASE


                 STONEBRIDGE WIRELESS BROADBAND BUILDS REGIONAL
                 NETWORK WITH ALVARION BREEZEACCESS(R) PLATFORM

    High Capacity OFDM Equipment Now Enables Broadband Services to Urban and
                Rural Areas of Minnesota, Wisconsin and Michigan


                                       ---


Mountain View, California, and Tel Aviv, Israel, May 31, 2005 - Alvarion Ltd, (NASDAQ: ALVR), the global leader in wireless broadband solutions and specialized mobile systems, today announced the completion of Stonebridge Wireless Broadband's regional rollout and the beginning of expansion into new regions. To date, Stonebridge has cumulatively purchased and deployed approximately $2.5 million of Alvarion's BreezeACCESS wireless broadband equipment to provide broadband connections primarily to business customers and maintain its high average revenue per user (ARPU).


"We've made good decisions and so far we've hit all our early targets - we have an enviable ARPU, are profitable, and have earned a regional reputation for both technical and operational excellence," commented Stephen Gowdy, CEO and president of Stonebridge Wireless Broadband. "It's the right time for us to expand beyond our home region. Our choice of Alvarion as our technology supplier was among our smartest early decisions and we look forward to growing with Alvarion."


Using multiple unlicensed frequency bands including 900MHz, 2.4GHz, and 5GHz, the Stonebridge network reaches approximately one hundred communities in three upper Midwest states, covering over 1,000 square miles in Minnesota, western Wisconsin, and parts of Michigan. BreezeACCESS VL, Alvarion's OFDM-based multipoint solution operating in 5GHz, forms the core of the last mile network and permits individual connections to business customers up to 26Mbps. Stonebridge also leverages Alvarion's backhaul product portfolio to connect most of the fifty tower locations and BreezeACCESS 900 is used to connect customers in neighborhoods with dense foliage. All frequency versions integrate seamlessly into the BreezeACCESS base station chassis.


"Stonebridge is an excellent example of the new generation of broadband carriers," said Amir Rosenzweig, President of Alvarion, Inc. "Given their proven ability to successfully execute their network plans, Alvarion is proud to be their `backbone to edge' broadband solution provider, and we look forward to supporting them as they grow their network and their business."


                                      ###

About Stonebridge Wireless Broadband


StoneBridge Wireless Broadband is a privately-held Wireless Internet Service Provider (WISP) based in Minneapolis/St. Paul, Minnesota. StoneBridge's fixed wireless broadband network delivers high-speed Internet access that supports bundled data, VoIP, bandwidth on demand, wireless redundancy, VPNs, email, video services and more. StoneBridge utilizes Line of Sight (LOS) and Non-Line of Sight (NLOS) technologies to transmit signal from centrally located towers to customer locations. Access speed can range from 400Kbps to 45Mbps symmetrical up and down. Services can be obtained by contacting sales directly or our partner resellers.


For more information, go to www.sbwireless.net or call us at 952-548-8880.

About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges. As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1 650 314 2653.

                                         EXHIBIT 2

Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com       carmen.deville@alvarion.com
-------------------------       ---------------------------

                                                           FOR IMMEDIATE RELEASE

ALVARION ANNOUNCES WIMAX PRODUCTS FOR NORTH AMERICA

Field Trials of BreezeMAX(TM) in WCS Band Expected by Year End, Followed by BRS

System

                                      ----

TEL AVIV, Israel, June 7, 2005 --- Alvarion Ltd. (NASDAQ:ALVR), the world's leading provider of wireless broadband solutions and specialized mobile networks, today announced at SUPERCOMM 2005 (Booth # 68049) the extension of its BreezeMAX products to include the WCS (2.3 GHz) and BRS (formerly called MMDS,
2.5 - 2.7 GHz) frequency bands for North America. With a widely deployed WiMAX-ready system now in use by over 80 operators in more than 30 countries, U.S. carriers will be able to experience the benefits of WiMAX with BreezeMAX field trials in WCS offered at the end of 2005, followed by BRS system trials.


The new BreezeMAX 2300 and 2500 products will operate in the 2.3 GHz WCS spectrum and the 2.5 to 2.7 GHz BRS (formerly MMDS) spectrum, respectively. On the CPE side, the platform will use the new BreezeMAX CPEs with the Intel(R) PRO/Wireless 5116 broadband interface, as demonstrated at the WiMAX labs in Malaga, Spain in April. Similar to Alvarion's widely-deployed BreezeMAX 3500, the new BreezeMAX 2300 and 2500 will feature advanced OFDM (Orthogonal Frequency Division Multiplexing) technology, toll-quality VoIP, and will be WiMAX-ready, so it will be available for WiMAX Forum Certification TM. In addition to North America, the WCS and BRS frequencies are relevant in other regions of the world, notably Asia-Pacific, Russia and Africa. This represents another step in the company's dedication to lead the WiMAX market in its migration as it drives market players to adopt standards-based fixed, nomadic and mobile solutions.


The market-leading BreezeMAX(TM) is a third-generation OFDM platform with advanced non-line-of-sight (NLOS) functionality designed for operators to offer broadband IP-based data and voice services. Its carrier-class design supports broadband speeds and quality of service (QoS) to enable carriers to offer multi-services to thousands of subscribers in a single cell.


"Alvarion is already engaging U.S. and other North American operators in their WiMAX activities and will begin to support their BreezeMAX 2300 and 2500 field trials during the upcoming months", said Amir Rosenzweig, President of Alvarion, Inc. "We are especially encouraged by the interest we have received from large carriers. Given our broad presence in the North American market with Alvarion wireless broadband products currently deployed with thousands of service providers, ISPs, and other operators throughout U.S. and Canada, we are quite optimistic about the future potential of BreezeMAX with North American operators."

About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges.


As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.


Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

         You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations:
carmen.deville@alvarion.com or +1 650 314 2653.

                                         EXHIBIT 3

Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com       carmen.deville@alvarion.com
-------------------------       ---------------------------


                                                           FOR IMMEDIATE RELEASE


                    AROBASE TELECOM OF THE IVORY COAST ORDERS
                         ALVARION'S WIMAX-READY NETWORK


       BreezeMAX(TM) 3500 to Provide Corporate and Smaller Business Users
                             with Broadband Services

                                       ---

TEL AVIV, Israel, June 15, 2005 -- Alvarion Ltd. (NASDAQ:ALVR), the world's leading provider of wireless broadband solutions and specialized mobile networks, today announced that Arobase Telecom, the Ivory Coast's second national operator, has placed orders for BreezeMAX 3500, Alvarion's WiMAX-ready platform. Upon its commercial launch, the operator will supply broadband data and voice services to corporate and SME subscribers in the nation's capital city of Abidjan.


"We have found that wireless broadband is a very cost effective complement to our fiber network. The business community in Abidjan, a city of approximately 5 million inhabitants, is hungry for broadband," said Gervais Assie Amani , CEO of Arobase Telecom. "As an emerging operator, we enjoy the rapid roll-out of Alvarion's network and as the country's innovative operator, we are excited about offering WiMAX services today to our subscribers. We have started to deploy our BreezeMAX network few months ago and received very positive feedback from our subscribers regarding the quality and reliability of the Internet connection. Presently, we are expanding our network with additional base stations and hundreds of CPEs to provide services in the whole Abidjan areas."


BreezeMAX(TM) is an OFDM platform with advanced non-line-of-sight (NLOS) functionality designed for operators to offer broadband IP-based data and voice services. Its carrier-class design supports broadband speeds and quality of service (QoS) to enable carriers to offer multi-services to thousands of subscribers in a single cell. BreezeMAX networks are already installed in more than 30 countries worldwide.


"Emerging carriers have already learned that going with our BreezeMAX(TM) network affords them an edge. Especially economically beneficial for areas with little existing telecommunications infrastructure, it is no wonder that Alvarion's WiMAX-ready system has been installed already in more than 30 countries around the world," said Mr. Zvi Slonimsky, CEO of Alvarion. "We are pleased to strengthen Arobase's position as a responsive carrier serving the increasing demand to provide data connectivity to businesses and universities."


                                       ###

Arobase Telecom

Arobase Telecom is a telecommunication company and at the same time, a group of New Technologies of Information and Communication (NTIC) development. Arobase Telecom builds in Cote d'Ivoire a telecommunication network-support of high-flow optical fiber on all the territory extent. It will be a question of netting the whole country on nearly 13,000 kilometres. The second network operator of Cote d'Ivoire, it has signed a 20 years Convention of Concession with the government since July 31, 2002. Such concession authorizes Arobase Telecom Company to build and exploit this telecommunications network by providing the exclusive services reserved to the State, in particular fixed telephony. Arobase Telecom network is the first telecommunications network of the last generation, entirely built with optical fiber in West Africa.


It is a multi-service network with a very high flow placing at the disposal of all the fields of industry a technological infrastructure of last generation and supporting the integration of New Technologies of Information and Communication as well as new services of telecommunications with strong value such as high-flow Internet, video monitoring (security), telemedicine, educational television, videoconference and others for which the needs are growing.


Limited company incorporated under the law registered in Cote d'Ivoire, with a capital of F CFA 1 000 000 000 (one Billion) entirely held by Ivorian shareholders such as FENACOOPEC (micro finance leader), AROBASE TELECOM is Managed by a Chairman and Managing Director, Mr. AMANI Assie Gervais and employs 150 persons.


About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1 650 314 2653.